# EXECUTIVE SUMMARY

Boston Fiber Company LLC has outgrown its current location and is looking for funding to expand its inventory and support its move into a larger retail space nearby.

BFC is a queer-owned retail yarn business located in the resurgent and walkable SOWA neighborhood of Boston's South End, serving the area's knitting and crafting community. Aside from offering the area's widest selection of locally sourced and high-quality yarns and supplies, the business provides support and community for local knitters and crafters through weekly events and classes for all skill levels, including beginners.

Since opening its doors in July 2022, BFC has proven the need for a high-end destination yarn and knitting store in the Boston area. The post-COVID world has brought with it a resurgence of the crafts movement and an increased demand for social programming fostering community. BFC is meeting that need, as demonstrated by its passionate clientele and positive coverage on boston.com and *The Boston Globe.*

BFC's plans for the future include developing its own line of dyed yarns this summer and sponsoring a community yarn festival in September.  The business also plans to increase its workshop and online offerings, with possible expansion to a second location focusing on hands-on training and workshops.

Owner Sara Ingle is an experienced retailer and business manager. Previously, she co-managed Bead+Fiber for four years, running day-to-day operations, and working with yarn dyers and companies. Before that, she worked five years in retail at Anthropologie on Newbury Street in Boston. In 2023 she received the EXTRAordinary Women award from the Mayor's Office of Women's Advancement. She is a graduate of Fordham University and the Vermont College of Fine Arts.

# HISTORY, BACKGROUND, AND OBJECTIVES

I (Sara Ingle) have been an avid knitter most of her life, having learned from my father's mother ("Grandma," whose picture adorns the store). My retail and business experience comes from helping run my father's small business (WordCo Indexing Services, Inc.) growing up in Connecticut, and working for five years at Anthropologie's anchor retail location on Newbury Street in Boston. I have a keen business acumen coupled with a warm, caring personality that resonates with customers and suppliers.

I started Boston Fiber Company LLC in July 2022. Before that (2018-2022), I helped co-manage Bead+Fiber LLC, which was located in the same retail space and owned by a former colleague from Anthropologie. Bead + Fiber sold beads and jewelry, as well as some yarns. I earned "sweat equity" at Bead+Fiber, which was repaid in the form of yarn inventory, fixtures, and assumption of the lease when Bead+Fiber moved to a new location. This formed the basis for getting BFC off the ground, coupled with some modest support from friends and family members.

Since opening its doors last year, BFC has seen rapid growth. The company has retrofitted the space, increased inventory, and garnered a passionate clientele looking for high-quality, locally-sourced yarns, as well as a sense of community for local crafters. In less than one year, BFC has increased its sales by 50% over Bead+Fiber's annual sales level. Despite the space constraints of the current location, BFC has made the most of it by strategic product placement (including its unique "yarn wall"), "trunk shows" featuring yarn producers, and aggressive marketing on social media, especially Instagram. The company also hosts regular classes and "Sip+Stitch" events which frequently attract 20 or more crafters each week. 50% of the proceeds from the "Sale Bin" are donated to a different local cause every other month. In its short history, BFC has been recognized with feature coverage on boston.com and *The Boston Globe*. Also, I was the recipient of the 2023 EXTRAordinary Women award from the Boston Mayor's Office of Women's Empowerment.

Short-term goals for the business include moving to a larger location (already secured) in the same retail neighborhood (literally across the street), significantly increasing inventory, and expanding special events and classes. BFC is also working with local suppliers to create its own custom line of hand-dyed yarns. A fiber festival organized by BFC and to be held in the highly popular and walkable SOWA neighborhood is currently scheduled for September. BFC is also leasing a booth at the SOWA Winter Market in late November and December, which attracts thousands of holiday shoppers.

Long-term goals include expanding online sales, wholesaling custom products, and potentially establishing a second location with a focus on classes and special events, along with a cafe.

## PRODUCTS AND/OR SERVICES

BFC offers high-end, unique yarn and yarn-related products in a quasi-industrial space. We provide suggestions and recommendations and help customers with their projects. We work with local yarn dyers and designers, and focus on BIPOC-, queer-, and women-owned businesses. We offer independently dyed yarns that crafters aren't usually able to find in other yarn stores. We also bring in small dyers who may not have the opportunity to get their products out in stores by hosting frequent trunk shows. We also regularly conduct group and individual lessons. In addition to yarn, we provide a selection of products for knitters and non-knitters alike, including beginners' kits, themed stickers, pins, glassware, mugs and candles.

See attached product and pricing line sheet

# MARKETING PLAN

BFC is a brick-and-mortar store located (and will continue to be located, after the move) in Boston's SOWA arts district in the South End. The South End is the home to many young professionals and long-term residents with significant disposable income. It is conveniently located right off of I-93 and the arts district is easily accessible via public transportation and offers free 90" parking just a 3-minute walk from the store. In addition to attracting art aficionados day in and day out, for over ten years SOWA has organized Summer Markets, Winter Markets, and First Fridays. These events, replete with numerous vendors and food trucks, attract residents and visitors. BFC also participates in local off-site events and pop-ups, including (recently) at Meta's Boston-area headquarters in Cambridge and the Boston Dyke March.

In addition to its physical location, BFC has a strong online presence, with constant social media advertising via sponsored posts, reels, and interactive stories (Instagram, Facebook, Ravelry) and frequent interactions (email marketing) with subscribers (currently about 2,000). The "open rate" for BFC emails is over 50%, which is extremely high compared with an average retail rate of 17%.

Online ordering and marketing are enabled via its website (bostonfibercompany.com). All inventory is currently displayed on the website, though this will be expanded significantly with the build-out to the new location.

BFC works with local, national, and international knitting designers, artists, and influencers. For example, BFC recently hosted  trunk shows with Kitty with a Cupcake and Junkyarn from Kentucky and North Carolina, respectively. BFC also works with local pattern designers like Juliette Pecaut Designs, and local dyers like K. Lauritzen Fibers, East Coast Yarns, and Knit Collage.

Traditional word-of-mouth advertising has also worked well for BFC. Frequent community events like Sip+Stitch serve this end. Walk-in customers often remark that they are visiting the store on the recommendation of another customer. Word-of-mouth marketing is also facilitated by regular calls for sample makers where local knitters are given materials to make samples of sweaters and other knits to display in the shop. This brings knitters into the shop and gives them a sense of partnership in the community. BFC also offers a rewards program for loyal customers.

## COMPETITION

Currently, BFC is the only retail location in downtown Boston dedicated to serving the knitting and crochet community. Local competitors include Gather Here in Cambridge and Stitch House in Dorchester. Both of these locations are less focused than BFC (for example, both locations offer sewing supplies in addition to yarn), and do not offer the same levels of high-end inventory and regularly scheduled events. Industry competitors include Purl Soho (NYC) and Lamb+Kid (Seattle). These are national brands that already have established their own lines of yarn and are selling throughout the US, Canada, and internationally. Our goal is to achieve the sales level and presence of these companies, while transcending them with a new business model of dedication to (and creation of) community and customers.

## OPERATIONAL PLAN

As the business grows, I will need to delegate many of the responsibilities. As owner, I will personally continue overseeing all aspects of the business, but I will need at least 2-4 part-time sales associates, and one part-time marketing and social media specialist. I will possibly need one other person (possibly also a sales associate) to tag and inventory merchandise. The need for staff growth is a direct function of sales levels. As sales increase, so will the need for bringing additional people on board. At all times, the cost of additional staff must be justified by increased actual or potential sales.

As more of the day-to-day operations are delegated, I will devote an increasing share of my time to building relationships with suppliers and strategic planning. My hope, as mentioned above, is to bring BFC to the level of national leaders, while moving beyond by incorporating BFC's unique approach to creating and fostering community.
We will continue to source from and expand relationships with local and national yarn producers, dyers, and spinners/mills. Our main supply need is more inventory (yarn and related supplies) to fill the larger space. I plan to use existing display tables and shelving, and also expand the existing "yarn wall" by a factor of five. The latter will be done at low cost using current and used fixtures and donated labor.

## FINANCES

Mainvest will help us achieve our goal in two ways. The first will be to build out our inventory in the new location. Selling inventory is the engine for our business, providing the cash flow needed to grow. Depending on the level of funding, the plan is to spend $40-60K on yarn and related supplies. Second, as sales increase, I will need to expand our staff to several part-time sales and marketing positions. This will allow me to devote more of my time to building strategic partnerships with dyers, spinners, and high-profile knitters and influencers.

BFC stands for yarn and fiber crafts excellence, community in cozy environs, and progressive values, all while having fun. This is captured by our logo of a black cat playing with colorful balls of yarn. The store is designed to be colorful, welcoming, and warm.

I believe that the time is right to capture the upswing in crafts and desire for community among an upscale "Zoomed-out" clientele. My ideal customer is a professional who knits with high-end yarns in their spare time, wants to support local businesses and producers, and seeks a community where they can find personalized support and meet others with similar interests. The ideal customer will spend $100-$200 each time they visit the store. These customers include residents as well as visitors to Boston (often conference attendees who seek out local yarn shops). Boston Fiber Company is there for these people by providing this, and can be a model for other similar businesses.

## APPENDICES

**Appendix A: Product Examples**

| Item Name | Price |
| --- | --- |
| 1x1 Ribbed Beanie Class | 110.0 |
| Alpaca Dolls | 18.00 |
| Baby Alpaca Roving | 25.00 |
| Beginner Hat Kit | 40.00 |
| BFC pin | 8.00 |
| BFC project bag | 10.00 |
| Bjorn the Narwhal Beginner Crochet Kit | 30.00 |
| Blue Sky Fibers - Baby Alpaca | 16.00 |
| Blue Sky Fibers - Brushed Suri | 18.00 |
| Blue Sky Fibers - Bulky | 18.00 |
| Blue Sky Fibers - Organic Cotton Worsted | 18.00 |
| Blue Sky Fibers - Sweater | 22.00 |
| Blue Sky Fibers - Woolstock Tweed | 20.00 |
| Bobolink Yarn - Flow State | 34.00 |
| Bobolink Yarn - Morse Brook Cheviot | 16.00 |
| Bobolink Yarn - Settlement Sock | 32.00 |
| Bobolink Yarn - Snug Valley Coopworth | 16.00 |
| Bobolink Yarns - Northern Wool Levity | 25.00 |
| Boston Fiber Company - Alpaca Sport | 24.00 |
| Boston Fiber Company Beer Can Glass | 10.00 |
| Boston Fiber Company Coffee Mugs | 12.00 |
| Canvas Bucket Bag | 110 |
| Ceramic Yarn Bowls | 95.00 |
| Colorful Ring Stitch Markers | 9.00 |

| | |
|---|---|
| Crochet Cove - Comfy DK | 32.00 |
| Crochet Cove - Plush Fingering | 33.00 |
| Curly Wool Fleece | 5.00 |
| Curved Cable Needles | 6.00 |
| Dirty Water Dye Works - Lillian | 28.00 |
| Dirty Water Dye Works - Lillian Bulky | 28.00 |
| Dirty Water Dye Works - Lucia DK | 28.00 |
| Dirty Water Dye Works - Mini Gradient Bundles | 42.00 |
| Dirty Water Dye Works - Norma | 28.00 |
| Dirty Water Dye Works - Pride Bundle | 42.00 |
| Dirty Water Dye Works - Shimmer | 30.00 |
| Dirty Water Dyeworks - Bandana Bundle | 48.00 |
| Dirty Water DyeWorks - Mini Multi Bundle | 42.00 |
| Drop In Mistake Fixing | 20.00 |
| Dyed Corriedale Roving | 10.00 |
| East Coast Yarn - 80/20 Fingering | 28.00 |
| East Coast Yarn - Bulky | 30.00 |
| East Coast Yarn - DK | 29.00 |
| East Coast Yarn - Sport | 28.00 |
| East Coast Yarn - Worsted | 29.00 |
| Esme and Olive Candle | 28.00 |
| Ewe Crochet? Sheep Sticker | 4.00 |
| Ewe Knit Vinyl Sticker | 4.00 |
| Faux Fur Poms | 10.00 |
| Felix the Fox Beginner Crochet Kit | 30.00 |
| Fiber Trends Felting Needles | 8.00 |
| Flat Top Drop Spindle | 12.00 |
| Flight of Stitch Markers | 24.00 |

| | |
|---|---|
| Fox & Pine Premium Stitch Stopper | 11.00 |
| Fox & Pine Stitch Huggers | 10.00 |
| Fox & Pine Stitch Huggers | 10.00 |
| Framework: Ten Architectural Knits | 24.00 |
| Fred the Dinosaur Beginner Crochet Kit | 30.00 |
| Fuck Gender Roles Cross Stitch Kit | 26.00 |
| Fully Spun - Marled Fingering | 32.00 |
| Fully Spun - Marled Fingering | 32.00 |
| Fully Spun - Postscript DK | 29.00 |
| Fully Spun - Postscript Fingering | 29.00 |
| Gauge Ruler Key Chain | 12.00 |
| Geektastic Fibers - Superhero Sock - Self Striping | 38.00 |
| Haynes House Yarns - Community DK Posh | 32.00 |
| Haynes House Yarns - Posh MCN Fingering | 32.00 |
| Haynes House Yarns - Titan Bulky | 29.00 |
| Heart and Dagger Cross Stitch Kit | 15.00 |
| Hearts Garland Needle Felting Kit | 34.00 |
| Hillsdale Hat Kit | 70.00 |
| I'd Rather Be Crocheting 4.75x6.5" Notepad | 10.00 |
| I'd Rather Be Crocheting Sheep Sticker | 4.00 |
| I'd Rather Be Knitting 4.75x6.5" Notepad | 10.00 |
| I'd Rather Be Knitting Sheep Vinyl Sticker | 4.00 |
| I'd Rather Be Spinning Sheep Sticker | 4.00 |
| I'm Hooked Crocheting Sheep Sticker | 4.00 |
| Jojo the Bunny Beginner Crochet Kit | 30.00 |
| Just One More Row Knitting Sheep Sticker | 4.00 |
| K. Lauritzen Fibers - Everyday | 30.00 |
| K. Lauritzen Fibers - Merino Wool Roving | 22.00 |

| | |
|---|---|
| K. Lauritzen Fibers - Refined Worsted | 30.00 |
| KA Bamboo Metal Stitch Holder | 6.00 |
| KA Bamboo Needles - 16" Circular | 10.00 |
| Kelbourne Woolens - Germantown | 15.00 |
| Kelbourne Woolens - Perennial | 26.00 |
| Kelbourne Woolens - Scout | 16.00 |
| Kenyarn - Aurora Fingering | 30.00 |
| Kenyarn - Cumulus Bulky | 32.00 |
| Kenyarn - Foggy Aran | 32.00 |
| Kenyarn - Sleet Suri | 32.00 |
| Kenyarn - Stratus DK | 30.00 |
| Kiki the Chick Beginner Crochet Kit | 30.00 |
| Knit Collage - Cast Away | 39.00 |
| Knit Collage - Daisy Chain | 40.00 |
| Knit Collage - Dreamland | 42.00 |
| Knit Collage - Mini Skein Sampler Kit | 69.00 |
| Knit Collage - Serenity Boucle | 32.00 |
| Knit Collage - Spun Cloud | 38.00 |
| Knit Collage - Wildflower | 36.00 |
| Knit Collage - Wildflower Mini Skein Sampler | 69.00 |
| Knitting Sheep Vinyl Sticker | 4.00 |
| Laine Magazine | 30.00 |
| Lantern Moon - 24" Ebony Fixed Circular Needles | 16.00 |
| Lantern Moon - Ebony Crochet Hooks | 16.00 |
| Loopy Mango - Big Cotton | 16.00 |
| Loopy Mango - Dream | 12.00 |
| Loopy Mango - Fluffy Alpaca | 29.00 |
| Loopy Mango - Merino No. 5 | 32.00 |

| | |
|---|---|
| Loopy Mango - Mini Beanie Kit (1-4 years) | 45.00 |
| Loopy Mango - Mohair So Soft | 22.00 |
| Loopy Mango - Summer | 16.00 |
| Loopy Mango My First Sock Kit | 34.00 |
| Made by Sarah Candle Co. - 12oz Candles | 24.00 |
| Maker's Hand Balm | 15.00 |
| Melanated Boho Bae - Art Batts | 24.00 |
| Melanated Boho Bae - Baby Alpaca DK | 34.00 |
| Melanated Boho Bae - Bulky | 30.00 |
| Melanated Boho Bae - DK | 30.00 |
| Melanated Boho Bae - Fingering | 30.00 |
| Melanated Boho Bae - Mohair | 34.00 |
| Merino Comeback Roving | 10.00 |
| Mini Pom: Happy Knits for Little Kids | 30.00 |
| Pierre the Penguin Beginner Crochet Kit | 30.00 |
| Purple Yarn Ball Enamel Earrings | 14.00 |
| Queer Cross Stitch Kit | 22.00 |
| Quince & Co. - Osprey | 18.00 |
| Quince & Co. - Phoebe | 24.00 |
| Quince & Co. - Puffin | 20.00 |
| Removable Stitch Markers | 7.00 |
| Retro Blooms Cross Stitch Kit | 20.00 |
| Rhapsody Fiber Arts - Modern Merino DK | 27.00 |
| Rhapsody Fiber Arts - Perfect Sock | 27.00 |
| Sebastian the Lion Beginner Crochet Kit | 30.00 |
| Soak - Full Size (12oz) | 16.00 |
| Soak - Travel Size (3oz) | 12.00 |
| Sock Sizing Ruler | 24.00 |

| | |
|---|---|
| Sugar Skull Buttons | 8.00 |
| This & That: 10 Knits to Keep You Warm and Cozy | 28.00 |
| Totally 90s Charms | 24.00 |
| Traditions Revisited | 46.00 |
| Until Death Do Us Art Enamel Pin | 12.00 |
| Until Death Do Us Art Sticker | 5.00 |
| Wool Soap | 17.50 |
| You Knit I Dye - Aran | 32.00 |
| You Knit I Dye - Bulky | 32.00 |
| You Knit I Dye - Bulky | 32.00 |
| You Knit I Dye - Mini Sets | 40.00 |
| You Knit I Dye - Mohair | 32.00 |
| You Knit I Dye - Sock | 32.00 |
| You Knit I Dye - Sock Sets | 40.00 |
| Zen Yarn Garden - Gradient Cake | 62.00 |
| Zen Yarn Garden - Serenity Worsted | 34.00 |
| Zen Yarn Garden - Superfine Bulky | 24.00 |
| Zen Yarn Garden - Superfine DK | 28.00 |
| Zorzal Shawl Kit | 56.00 |

## Appendix B: 2022 Balance Sheet & Profit and Loss

5:44 PM

06/13/23

Accrual Basis

**Boston Fiber Co.**
**Balance Sheet**
As of December 31, 2022

|  | Dec 31, 22 |
|---|---|
| **ASSETS** | |
| Current Assets | |
| Checking/Savings | |
| Brookline 5764 | 1,823.80 |
| Total Checking/Savings | 1,823.80 |
| Other Current Assets | |
| Inventory | 44,876.30 |
| Total Other Current Assets | 44,876.30 |
| Total Current Assets | 46,700.10 |
| Other Assets | |
| Furniture and Fixtures | 2,805.00 |
| Total Other Assets | 2,805.00 |
| **TOTAL ASSETS** | **49,505.10** |
| **LIABILITIES & EQUITY** | |
| Liabilities | |
| Current Liabilities | |
| Other Current Liabilities | |
| Short Term Loan | 13,764.00 |
| Total Other Current Liabilities | 13,764.00 |
| Total Current Liabilities | 13,764.00 |
| Total Liabilities | 13,764.00 |
| Equity | |
| Shareholder Distributions | 21,211.02 |
| Net Income | 14,530.08 |
| Total Equity | 35,741.10 |
| **TOTAL LIABILITIES & EQUITY** | **49,505.10** |

5:44 PM
06/13/23
Accrual Basis

# Boston Fiber Co.
## Profit & Loss
### January through December 2022

| | | Jan - Dec 22 |
|---|---|---|
| Ordinary Income/Expense | | |
| Income | | |
| Crowdfunding | | |
| GoFundMe | 1,001.37 | |
| Patreon | 302.34 | |
| Total Crowdfunding | | 1,303.71 |
| Merchandise Sales | | |
| Paypal | 715.06 | |
| Square | 87,415.10 | |
| Venmo | 722.83 | |
| Total Merchandise Sales | | 88,852.99 |
| OTC | | 275.00 |
| Refunded Items | | 155.87 |
| Total Income | | 90,587.57 |
| Cost of Goods Sold | | |
| Merchant Account Fees | | 2,582.68 |
| Purchases | | 37,791.36 |
| Shipping & Postage | | 541.70 |
| Total COGS | | 40,915.74 |
| Gross Profit | | 49,671.83 |
| Expense | | |
| Bank Service Charges | | 1,580.00 |
| Computer and Internet Expens... | | 793.55 |
| Dues & Subscriptions | | 139.91 |
| Insurance Expense | | 719.81 |
| Marketing | | 1,500.60 |
| Meals and Entertainment | | 591.96 |
| Office Supplies | | 2,818.16 |
| Outside Services | | 5,574.01 |
| Rent Expense | | 18,446.94 |
| Repairs and Maintenance | | 842.67 |
| Software | | 241.72 |
| Tolls & Parking | | 46.25 |
| Travel | | |
| MBTA | 42.40 | |
| Rideshare | 722.93 | |
| Total Travel | | 765.33 |
| Utilities | | 1,080.84 |
| Total Expense | | 35,141.75 |
| Net Ordinary Income | | 14,530.08 |
| Net Income | | **14,530.08** |

## Appendix C: Brand Sheet


LOGO
Boston Fiber
COMPANY
SECONDARY LOGO
Boston Fiber
COMPANY
Boston Fiber
COMPANY
COLOR PALETTE
FCF8F2
FFD933
FF88EE
FF763F
B5E5DC
6CB0B1
323E2F
PROFILE PICTURE
PATTERN
STAMP
INSTAGRAM ICONS
GIFT GUIDE
NEW
EVENTS + CLASSES
KNIT-A-LONG
PETS OF BFC
SHOW AND TELL
SALE
FAQ
ABOUT US
EXTRA
BANNER
Boston Fiber
COMPANY
SOCIAL MEDIA ICONS
FONTS USED
GOLDEN HOUR BOLD
Regards
Homazing
Hello, world!
A wonderful serenity has taken possession of my entire soul, like these sweet mornings of spring which I enjoy with my whole heart. I am alone, and feel the charm of existence in this spot, which was created for the bliss of souls like mine. I am so happy, my dear friend, so absorbed in the exquisite sense of mere tranquil existence, that I neglect my talents. I should be incapable of drawing a single stroke at the present moment; and yet I feel that I never was a greater artist.
Nick Frost, co-founder
www.bostonfibercompany.com
bostonfibercompany@gmail.com
bostonfibercompany